                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       Vitafort International Corporation
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                                (Name of Issuer)


                         Common Stock, par value $.0001
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                         (Title of Class of Securities)


                                   928467307
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                                 (CUSIP Number)

                              DYDX Consulting LLC
                               132 East Delaware
                                   Suite 5603
                            Chicago, Illinois 60611
                          Attention: Nikolas Konstant
                                 (312) 266-2201
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                January 3, 2001
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 6 Pages)

CUSIP NO. 928467307               13D                          PAGE 2 OF 6 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    DYDX Consulting LLC
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)

    WC:OO
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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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                7   SOLE VOTING POWER
  NUMBER OF
                    6,700,300
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,813,795
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    6,700,300
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,514,095
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     42%
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14   TYPE OF REPORTING PERSON (See Instructions)

     OO (limited liability company)
--------------------------------------------------------------------------------

CUSIP NO. 928467307               13D                          PAGE 3 OF 6 PAGES
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)

    Nikolas Konstant
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (See Instructions)


--------------------------------------------------------------------------------
5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    USA
--------------------------------------------------------------------------------
                7   SOLE VOTING POWER
  NUMBER OF
                    7,000,000(1)
   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY
                    1,813,795(1)
OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING
                    7,000,000(1)
   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     8,813,795(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     44%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) As an individual and in his capacity as the sole member and manager of DYDX Consulting LLC.

Item 1.     Security and Issuer.

            The title of the class of the equity securities to which this Statement relates is the Common Stock, par value $.0001 per share (the "Common Stock"), of Vitafort International Corporation (the "Company"). The address of the principal executive offices of the Company is 1800 Avenue of the Stars, Suite 480, Los Angeles, California 90067.

Item 2.     Identity and Background.

            (a) The record holder of the shares of Common Stock to which this Statement relates is DYDX Consulting LLC, a Delaware liability company ("DYDX") and Nikolas Konstant, individually, and as sole member/manager of DYDX. All of the outstanding membership interests in DYDX are held by Nikolas Konstant ("Mr. Konstant"), who is also the sole member and manager of DYDX. DYDX and Mr. Konstant are referred to in this statement collectively as the "Reporting Persons."

                 (b) The business address of each of the Reporting Persons is 132 East Delaware, Suite 5603 Chicago, Illinois, 60611.

                 (c) The principal business of DYDX is investment and business and financial advisory and consulting. Mr. Konstant is a private investor and provides business and financial advisory and consulting services.

                 (d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

                 (e) During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the federal or state securities laws or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

            In a series of purchases in the open market since November 27, 2000, DYDX has acquired 640,300 shares of Common Stock of the Company using working capital and other funds.

Item 4.     Purpose of Transaction.

            The Reporting Persons hold the Common Stock to which this Statement relates for purposes of investment. The intention of the Reporting Persons is to acquire from time to time additional shares of Common Stock of the Company sufficient to make such changes in the Board of Directors and the management of the Company as may be necessary to enable Mr. Konstant to be elected chief executive officer of the Company and thereafter explore methods of improving the Company's performance and increasing shareholder value.

Item 5.     Interest in Securities of the Issuer.

            (a) and (b) The following table sets forth the aggregate number and percentage of the Common Stock which may, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Securities Act"), be deemed to be beneficially owned by each Reporting Person.

                                                               Percentage Beneficial
            Reporting Person      Shares Beneficially Owned    Ownership
            ----------------      -------------------------    ---------
            DYDX Consulting LLC   8,514,095                    42%
            Nikolas Konstant      8,813,795(1)                 44%

     (1) Individually and in his capacity as the sole member and manager of DYDX.


                               (Page 4 of 6 Pages)

            (c) Not Applicable.

            (d) The following table sets forth the persons known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock held of record by DYDX.

                Person                    Percentage Interest
                ------                    -------------------

                Nikolas Konstant          100%

            (e) Not Applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

            The Reporting Persons have an irrevocable proxy to vote 1,813,795 shares of Common Stock of the Company.

Item 7.     Material to Be Filed as Exhibits.

            Not Applicable.





















                               (Page 5 of 6 Pages)

                                   SIGNATURES

            After reasonable inquiry and to the best of his or its knowledge and belief, each Reporting Persons certifies that the information set forth in this Statement is true, complete and correct.



            January 8, 2001                     DYDX Consulting LLC


                                                By   /s/ Nikolas Konstant
                                                   -----------------------------
                                                         Nikolas Konstant
                                                         Managing Member


            January 8, 2001                          /s/ Nikolas Konstant
                                                --------------------------------
                                                         Nikolas Konstant